Asia Electrical Power International Group Inc.

#703-1112 West Pender Street, Vancouver, BC V6E 2S1 Canada

Telephone: 604-697-8899 Fax: 604-697-8898

Mobile: 604-833-1727

Email: asiaelectrical@telus.net

January 25th, 2006

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C.  20549

Attention:  Brian McAllister

Dear Sirs:

Re:

Asia Electrical Power International Group, Inc.

Registration Statement on Form SB-2 – Amendment No. 6

Commission File No. 333-120114

The Company respectfully requests that the Registration Statement be declared effective as of Friday, January 27th, 2006.

Yours truly,

Asia Electrical Power International Group Inc.

/s/ “Yulong Guo”

Yulong Guo,

President